Exhibit 21
SUBSIDIARIES OF REGISTRANT
Registrant owns 100% of the outstanding stock of the following companies:

Name	State of Formation

Erie Insurance Property & Casualty Company	Pennsylvania
Erie Insurance Company	Pennsylvania
EI Holding Corp.	Delaware
EI Service Corp.	Pennsylvania
Erie Insurance Company of New York (wholly owned by Erie Insurance Company)	New York

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